EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended March 31,
	2015	2014
	(Millions)
Net income attributable to Tenneco Inc.	$49	$46
Add:
Interest expense	16	19
Portion of rental representative of the interest factor	5	5
Income Tax Expense (Benefit)	41	40
Noncontrolling interests	14	8
Amortization of interest capitalized	1	1
Undistributed (earnings) losses of affiliated companies in which less
than a 50% voting interest is owned	—	—
Earnings as defined	$126	$119
Interest expense	16	19
Interest capitalized	1	1
Portion of rentals representative of the interest factor	5	5
Fixed charges as defined	$22	$25
Ratio of earnings to fixed charges	5.73	4.76